SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                    Angeles Partners IX Limited Partnership
                                (Name of Issuer)

                           Limited Partnership Units
                         (Title of Class of Securities)

                                 Not Applicable
                                 (CUSIP Number)

                              Eggert Dagbjartsson
           c/o Equity Resources Group, Incorporated, 14 Story Street,
                 Cambridge, Massachusetts 02138 (617) 876-4800
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  JULY 1, 1997
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box      [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

1.    NAMES AND IDENTIFICATION NO. OF REPORTING PERSONS:
      Equity Resources Group, Incorporated    I.R.S.# 04-2723870
      Equity Resource Fund XV Limited Partnership I.R.S.# 04-3182947 Equity Resource Fund XVI Limited Partnership I.R.S.# 04-3223091 Equity Resource Fund XVII Limited Partnership I.R.S.# 04-3274114 Mark S. Thompson
      Eggert Dagbjartsson

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (A)  |X|
                                                                    (B)  [ ]
3.    SEC USE ONLY


4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
                                  WC $100,590

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                                [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Equity Resources Group, Incorporated is a Massachusetts corporation. Equity Resource Fund XV Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Fund XVI Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Fund XVII Limited Partnership is a Massachusetts limited partnership.
      Mark S. Thompson is a United States citizen.
      Eggert Dagbjartsson is a United States citizen.

NUMBER  OF SHARES  BENEFICIALLY  OWNED BY EACH  REPORTING  PERSON
WITH:

7.    SOLE VOTING POWER
      None

8.    SHARED VOTING POWER
      25 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XV General Partners"). Voting power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

      10 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XVI General Partners"). Voting power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

      923 Units are held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners (the "Fund XVII General Partners"). Voting power with respect to such Units is shared by the Fund XVII General Partners as reporting persons in their capacities as general partners of such limited partnership.

      See Item 2 below for other required information.

9.    SOLE DISPOSITIVE POWER
      None

10.   SHARED DISPOSITIVE POWER
      25 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

      10 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

      923 Units are held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XVII General Partners as reporting persons in their capacities as general partners of such limited partnership.

      See Item 2 below for other required information.

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      25 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

      10 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

      923 Units are held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners.

      See Item 2 below for other required information.

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES(SEE INSTRUCTIONS)                                           [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      .1% are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

      .1% are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

      4.6% are held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners

      See Item 2 below for other required information.

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      Equity Resources Group, Incorporated                        CO
      Equity Resource Fund XV Limited Partnership                 PN
      Equity Resource Fund XVI Limited Partnership                PN
      Equity Resource Fund XVII Limited Partnership               PN
      Mark S. Thompson                                            IN
      Eggert Dagbjartsson                                         IN

Item 1. Security and Issuer.

      This statement relates to certain limited partnership units (the "Units") of Angeles Partners IX Limited Partnership, a California limited partnership with its principal executive office at One Insignia Financial Plaza, P.O. Box 1089, Greenville, South Carolina 29602.

Item 2. Identity and Background.

      (a) The names of the persons filing this statement are Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XVII Limited Partnership (the "Limited Partnerships"), Equity Resources Group, Incorporated, a Massachusetts corporation, Mark S. Thompson, and Eggert Dagbjartsson, respectively (collectively, the "Reporting Persons"). Equity Resources Group, Incorporated and Mark S. Thompson are the general partners of Equity Resource Fund XV Limited Partnership and Equity Resource Fund XVI Limited Partnership. Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners of Equity Resource Fund XVII Limited Partnership. This statement on Schedule 13D is filed on behalf of all such Reporting Persons. The executive officers and directors of Equity Resources Group, Incorporated are James E. Brooks, Chairman of the Board of Directors and Director, Mark S. Thompson, President and Director, and Eggert Dagbjartsson, Executive Vice President and Director.

      (b) The business address of each of the Reporting Persons, respectively, is 14 Story Street, Cambridge, Massachusetts 02138.

      (c) Each of the Limited Partnerships is a Massachusetts limited partnership formed to acquire and hold interests in other limited partnerships involved in all facets of the real estate business as long-term investments with a view to long-term appreciation and not to resale. Mr. Brooks' principal occupation is Chairman of the Board of Directors of Equity Resources Group, Incorporated. Mr. Thompson's principal occupation is President of Equity Resources Group, Incorporated. Mr. Dagbjartsson's principal occupation is Executive Vice President of Equity Resources Group, Incorporated.

      (d) During the past five years, none of the Reporting Persons nor James
E. Brooks, respectively, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, none of the Reporting Persons nor James
E. Brooks, respectively, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of the Limited Partnerships is a Massachusetts limited partnership. Mark S. Thompson, James E. Brooks, and Eggert Dagbjartsson are citizens of the United States. Equity Resources Group, Incorporated is a Massachusetts corporation.

Item 3. Source and Amount of Funds or Other Consideration.

      Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, and Equity Resource Fund XVII Limited Partnership, respectively, purchased the Units hereby reported for an aggregate of $100,590 cash. The source of such funds was the working capital of these respective limited partnerships.

Item 4. Purpose of Transaction.

      Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Fund XVII Limited Partnership, respectively, acquired the Units for investment purposes and none of such limited partnerships, or any of the reporting persons has any present plans or proposals that relate to or would result in any of the actions described in
Item 4(a)-(j) of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XVII Limited Partnership and Equity Resources Group, Incorporated, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, and Equity Resource Fund XVII Limited Partnership respectively, beneficially own an aggregate of 958 Units, representing 4.79% of the Units presently outstanding (the percentages reported in Item 13 do not cumulate to 4.79% because of rounding done pursuant to the instructions to Schedule 13D).

      (b) Equity Resources Group, Incorporated, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Fund XVII Limited Partnership, respectively, share the power to vote or direct the vote and to dispose of or direct the disposition of all of the 958 Units referred to in Item 5(a). See Item 2 above for other required information.

      (c)  Not applicable.

      (d)  Not applicable.

      (e) The group of Reporting Persons ceased to be, collectively, the beneficial owner of more than five percent of the Units as of May 15, 1997.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect
           to Securities of the Issuer.

           None.

Item 7. Material to be Filed as Exhibits.

           Exhibit 7.1 Agreement dated as of October 1, 1997, between each of the Reporting Persons with respect to the filing of this statement on Schedule 13D.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.


           October 1, 1997                         October 1, 1997
             (Date)                                  (Date)

                                              /s/ Eggert Dagbjartsson
EQUITY RESOURCES GROUP,                       ------------------------------
INCORPORATED                                  Eggert Dagbjartsson, individually

                                              /s/Mark S. Thompson
By:/s/ Eggert Dagbjartsson                    ------------------------------
   ------------------------------             Mark S. Thompson, individually
   Eggert Dagbjartsson
   Executive Vice President


EQUITY RESOURCE FUND XV LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/ Eggert Dagbjartsson
       --------------------------
       Eggert Dagbjartsson
       Executive Vice President

EQUITY RESOURCE FUND XVI LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/ Eggert Dagbjartsson
       --------------------------
       Eggert Dagbjartsson
       Executive Vice President

EQUITY RESOURCE FUND XVII LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/ Eggert Dagbjartsson
       --------------------------
       Eggert Dagbjartsson
       Executive Vice President

                                                                    EXHIBIT 7.1
                                   AGREEMENT


      This Agreement, dated as of October 1, 1997, is by and among Equity Resources Group, Incorporated, a Massachusetts corporation, Mark S. Thompson, Eggert Dagbjartsson, each an individual, and each of the Limited Partnerships listed on the signature pages hereto (the "Limited Partnerships").

      Each of the Limited Partnerships may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to an aggregate of 958 units (the "Units") of limited partnership interest in Angeles Partners IX Limited Partnership, a California limited partnership, held by Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, and Equity Resource Fund XVII Limited Partnership, respectively. Equity Resources Group, Incorporated, Mark S. Thompson and Eggert Dagbjartsson may be required to file by reason of their being the general partners of each of Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, and Equity Resource Fund XVII Limited Partnership, as the case may be.

      Pursuant to Rule 13(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on
Schedule 13D on behalf of each of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

      Executed and delivered as of the date first above written.


EQUITY RESOURCES GROUP,                     /s/Eggert Dagbjartsson
INCORPORATED                                --------------------------------
                                            Eggert Dagbjartsson, individually

                                            /s/Mark S. Thompson
By:/s/ Eggert Dagbjartsson                  --------------------------------
   ------------------------------           Mark S. Thompson, individually
   Eggert Dagbjartsson
   Executive Vice President

EQUITY RESOURCE FUND XV LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/ Eggert Dagbjartsson
       --------------------------
       Eggert Dagbjartsson
       Executive Vice President

EQUITY RESOURCE FUND XVI LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/ Eggert Dagbjartsson
       --------------------------
       Eggert Dagbjartsson
       Executive Vice President President

EQUITY RESOURCE FUND XVII LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/ Eggert Dagbjartsson
       --------------------------
       Eggert Dagbjartsson
       Executive Vice President